Exhibit 99.77C

2016 Annual Shareholder Meeting

The Fund’s 2016 annual meeting of shareholders (“Annual Meeting”) was held on April 21, 2016, for the following purposes:

1.	To elect three (3) Directors to the Board.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2016.

The following directors were elected under Proposal 1: Luke E. Sims, Donald G. Tyler, and Neal F. Zalenko. Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2016 calendar year.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Luke E. Sims	1,750,982	252,939
Donald G. Tyler	1,824,470	179,451
Neal F. Zalenko	1,826,494	177,427

Proposal 2 – Selection of Plante & Moran, PLLC

For	Against	Abstain	Withheld
1,981,009	20,481	3,263	0

Total shares issued and outstanding on record date: 3,263,314.